Keyuan Petrochemicals, Inc.
Qingshi Industrial Park
Ningbo Economic & Technological Development Zone
Ningbo, Zhejiang Province, P.R. China 315803
Tel: (+86) 574-8623-2955

August 16, 2013

W. John Cash
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:	Keyuan Petrochemicals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed June 5, 2013
File No. 1-34834

Dear Mr. Cash:

This letter is provided in response to your letter dated July 3, 2013 (the “Comment Letter”) regarding the above-referenced filing of Keyuan Petrochemicals, Inc. (the “Company”).  Due to telecommunication problem, the Company received the Comment Letter on August 2, 2013, at which time and until now the Company has been diligently working on its periodic filings on Form 10-Q and relevant financial statements for the quarter ended March 31, 2013 and June 30, 2013. Therefore, we hereby request an extension to provide our responses to the Comment Letter by amending our Form 10-K for fiscal year ended December 31, 2012 and providing the requested information by Friday, August 30, 2013.

Should you have any questions associated with the matter, please contact our U.S. securities counsel, Anna Wang at (917) 512-0839 or AWang@htwlaw.com.

Thank you very much for your attention.

Very truly yours,
KEYUAN PETROCHEMICALS, INC.

/s/ Chunfeng Tao
Chunfeng Tao
CEO